

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Scott M. Haralson
Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

   **Re: Spirit Airlines, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2020**
     **Filed February 10, 2021**
     **Form 8-K filed October 27, 2021**
     **File No. 001-35186**

Dear Mr. Haralson:

   We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation